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                                                       FILED BY DOUBLECLICK INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: DOUBLECLICK INC.
                                                   COMMISSION FILE NO: 000-23709

FOR IMMEDIATE RELEASE

                                 Contact Information:
                                              Jennifer Blum (Press)
                                              DoubleClick
                                              212.381.5705
                                              jblum@doubleclick.net

                                              Glenn Robertson (Investors)
                                              DoubleClick
                                              212.683.0001
                                              grobertson@doubleclick.net

                                              Richard Hurwitz
                                              MessageMedia, Inc.
                                              303.381.7500
                                              investor@messagemedia.com

                    DOUBLECLICK INC. TO ACQUIRE MESSAGEMEDIA
                        IN $41 MILLION STOCK TRANSACTION

        DoubleClick To Deliver Over 700 Million Emails Per Month For Over
                             500 Leading Marketers

     Acquisition Adds Software Solution to DoubleClick's eMail Product Suite

New York and Louisville, Colorado - (June 1, 2001) - DoubleClick Inc. (Nasdaq:
DCLK), the leading digital marketing solutions company, and MessageMedia, Inc. (Nasdaq: MESG), a provider of permission-based, email marketing and messaging solutions, today announced that they have entered into a definitive agreement for DoubleClick to acquire MessageMedia in a common stock transaction valued at approximately $41 million. The acquisition will broaden DoubleClick's client base as well as provide the company with a licensed software solution.

MessageMedia provides marketers with a variety of email marketing solutions and services, including its M'pp'3Platform, a full service e-messaging solution, and UnityMail 4.0, an award-winning licensed software. MessageMedia's e-messaging solutions deliver over 100 million emails per month for more than 310 leading marketers including Cisco,





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E*Trade, Columbia House, Intuit, Starwood Hotels, Fleet Boston Financial, and
Bluelight.com. DoubleClick currently delivers over 600 million emails per month for over 240 clients including Procter & Gamble, J.Crew, The Wall Street Journal Online, and Virgin MegaStores.com.

Under the terms of the acquisition, DoubleClick will issue 0.0436 of a share of DoubleClick common stock for each share of MessageMedia common stock. Based on DoubleClick's 10-day average closing stock price ending May 31, 2001, the exchange ratio represents a per share price of $0.60, a 42% premium over MessageMedia's 10-day average closing stock price. The transaction, which will be accounted for as a purchase, is subject to certain conditions, including MessageMedia stockholder approval. The transaction is expected to close in the third quarter of 2001.

As a result of this transaction, DoubleClick will be able to provide customers with a full range of solutions including full service and self-service outsourced email technology, a software solution, and consulting services. In addition, MessageMedia's experience in Europe will assist with DoubleClick's expansion into the European email space. DoubleClick plans to continue to support the M'pp'3Platform for the foreseeable future and, over time, will integrate that platform with its DARTmail and FloNetwork technologies.

"This acquisition reinforces our commitment to deliver flexible email marketing solutions to our global customer base," said Court Cunningham, Vice President and General Manager of DARTmail Technology, DoubleClick. "With this acquisition, we will expand our customer base to over 500 leading direct marketers and increase the number of personalized emails delivered to over 700 million per month."

"DoubleClick's commitment to developing the most robust email marketing solutions in the market, coupled with their strong financial position, make this transaction a strategic fit for MessageMedia," said Larry Jones, President and CEO of MessageMedia. "Together we will be able to provide a suite of solutions that deliver highly integrated, cost-effective email campaigns for businesses that want to enhance the level of their customer communications."

This acquisition builds on DoubleClick's position as the leading email technology provider. In April, DoubleClick closed its acquisition of FloNetwork, a Toronto-based, email marketing technology provider. DoubleClick's suite of email marketing products combines the power of email and permission-based marketing to provide powerful, integrated solutions to help online marketers and publishers develop profitable lifetime customer relationships. Currently, DoubleClick's eMail suite includes both the DARTmail and FloNetwork delivery platforms, as well as DoubleClick eMail List Services, which helps list owners monetize their opt-in email names and helps list renters find and target the most responsive prospects for their email marketing efforts.

About DoubleClick Inc.
DoubleClick is building the infrastructure that makes marketing work in the digital world. Combining media, data, research and technological expertise, DoubleClick allows marketers to deliver the right message, to the right person, at the right time, while helping Web publishers maximize their revenue and build their business online. DoubleClick Inc. has Global headquarters in New York City and maintains 37 offices around the world.




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About MessageMedia, Inc.
MessageMedia, Inc. a leader in permission-based email marketing and messaging solutions, offers M'pp'3Platform, a powerful customer-centric e-messaging platform that fully integrates MessageMedia's outsourced solutions into a common architecture, and UnityMail 4.0 an award-winning licensed software. MessageMedia provides specialized solutions for the publishing, ISP/portal, retail/e-tail, financial services, high-tech, and travel and entertainment industries.

                                       ###


DoubleClick Forward Looking Statement:
This press release includes forward-looking statements, including future plans. The results or events predicted in these statements may vary materially from actual future events or results. Factors that could cause actual events or results to differ from anticipated events or results include: losses of significant customers, customer performance challenges, intense competition in our industry, failure to manage the integration of acquired companies, lack of growth in digital marketing, changes in government regulation and other factors that are contained in documents filed by DoubleClick with the Securities and Exchange Commission, including our most recent reports on Form 10-K and Form 10-Q. Also, it is DoubleClick's policy to provide such forward-looking information at least once per quarter, but we may choose to not update that information until the next quarter even if circumstances change.

Message Media Forward Looking Statement:
This press release includes forward-looking statements, including statements regarding the benefits of the transaction to MessageMedia and its shareholders. The results or events predicted in these statements may vary materially from actual future events or results. Since the transaction is subject to certain closing conditions, there is a risk that the transaction will not close. Other factors that could cause actual results or events to vary from expectations are contained in documents filed by Message Media with the Securities and Exchange Commission, including both Message Media's and DoubleClick's most recent reports on Form 10-K and Form 10-Q.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and MessageMedia will file a proxy statement with the SEC in connection with the merger, and that DoubleClick and MessageMedia will mail a Proxy Statement/Prospectus to stockholders of MessageMedia containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, MessageMedia, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investor Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New




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York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free
copies of the Proxy Statement/Prospectus, once available, and MessageMedia's other SEC filings may be obtained from MessageMedia by directing a request through the Investor Relations portion of MessageMedia's website at http://www.messagemedia.com or by mail to MessageMedia, Inc., 371 Centennial Parkway, Louisville, CO 80027, Attention: Investor Relations, Telephone: (303) 440-7550.

In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and MessageMedia file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or MessageMedia at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and MessageMedia's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: MessageMedia and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from MessageMedia's stockholders in favor of the adoption of the merger agreement. A description of any interests that MessageMedia's and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.



                            STATEMENT OF DIFFERENCES

*Characters normally expressed as superscript shall be preceded by..........'pp'